WESTERN COPPER AND GOLD CORP.
(the “Company”)

Annual General Meeting
June 20, 2013

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

The following sets forth a summary of matters voted upon at the annual general meeting of shareholders of the Company held on June 20, 2013 (the “Meeting”) and the outcome of the vote for each such matter:

Description of the matter

1.	The number of directors to be elected was set at five (5).

2.	The following persons were elected as directors of the Company to serve until the next annual general meeting of shareholders of the Company:
Dale Corman; Robert Byford; Robert Gayton; David Williams; and Klaus Zeitler.

All elected directors received a majority of “For” votes.

3.	PricewaterhouseCoopers LLP, Chartered Accountants, were reappointed auditors of the Company for the ensuing year at the remuneration to be fixed by the directors.

4.	The shareholder rights plan agreement dated April 24, 2013 between the Company and Computershare Investor Services Inc. was ratified and approved (85.80% For).

5.	The advance notice policy as set forth in the Company’s information circular dated May 16, 2013 was ratified and approved.

All votes were conducted by a show of hands except for the ratification and approval of the shareholder rights plan agreement, which was conducted by ballot.

Date: June 21, 2013